Sunrun Exempt Solicitation

Notice of Exempt Solicitation (Voluntary Submission)

Pursuant to Rule 14a-103

Name of the Registrant: Sunrun, Inc.

Name of persons relying on exemption: Nia Impact Capital

Address of persons relying on exemption: 1212 Preservation Parkway, Suite 200, Oakland, California 94612

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, and is made voluntarily.

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The proponents urge you to vote FOR the stockholder proposal requesting reporting on employee arbitration, proposal four, at the Sunrun Annual Meeting of Shareholders on June 3, 2021.

Support for this resolution is warranted because:

1.	Companies benefit from diverse and inclusive workplaces
2.	The use of arbitration undermines the establishment of diverse and inclusive workplaces
3.	Sunrun’s use of arbitration keeps important information from investors and employees
4.	Concerns exist with Sunrun’s workplace culture
5.	Sunrun’s use of arbitration exposes investors to an unknown amount of risk

SUMMARY OF THE PROPOSAL

The Proposal requests that Sunrun’s Board of Directors oversee the preparation of a report on the impact of the use of mandatory arbitration on the company’s employees and workplace culture. The report should evaluate the impact of Sunrun’s current use of arbitration on the prevalence of harassment and discrimination in its workplace and on employees’ ability to seek redress should harassment and discrimination occur.

The Proposal speaks to the widespread experience of discrimination and harassment in the workplace of Black, Latino and female employees. Companies that tolerate discrimination and harassment create unnecessary legal, brand, financial, and human capital risks.

The inclusion of provisions requiring arbitration in employment agreements limits employees’ remedies for wrongdoing; often keeps underlying facts, misconduct or case outcomes secret; and prevents employees from learning about and acting on shared concerns. Given these concerns, state and federal legislators have introduced legislation to ban or restrict the use of this employment clause in harassment and discrimination cases.

RATIONALE FOR SUPPORT OF THE PROPOSAL

Companies benefit from diverse and inclusive workplaces

Multiple studies indicate that companies with diverse teams are better managed and have stronger long-term growth prospects and improved share value. These studies include:

●	BCG found that innovation revenue was 19 percentage points higher in companies with above-average leadership diversity. In addition, companies with above-average diversity had EBIT margins nine percentage points higher than those of companies with below-average diversity on their management teams.[1]
●	A McKinsey study found that companies in the top quartile for gender diversity in corporate leadership were more likely to have above-average profitability than those in the bottom-quartile for gender diversity. Similarly, leaders in ethnic diversity were 33 percent more likely to outperform on EBIT margin.[2]
●	A 2019 study of the S&P 500 by The Wall Street Journal found that the 20 most-diverse companies had an average annual five-year stock return that was 5.8% percent higher than that of the 20 least-diverse companies.[3]

The use of arbitration undermines the establishment of diverse and equitable workplaces

In February 2018, Attorneys General from all 50 states signed a letter calling for the end of mandatory arbitration in sexual harassment cases. They stated, “[C]oncerns arise from the secrecy requirements of arbitration clauses, which disserve the public interest by keeping both the harassment complaints and any settlements confidential…Ending mandatory arbitration of sexual harassment claims would help to put a stop to the culture of silence that protects perpetrators at the cost of their victims.”4

Significant concerns about arbitration’s appropriateness as a forum for handling discrimination cases have been raised by the Equal Employment Opportunity Commission (EEOC), the U.S. Government Accountability Office and by FINRA.. For instance, in 2016, the legal counsel at the EEOC observed that, “The EEOC’s stance has always been that mandatory arbitration of employment discrimination is bad: the secrecy, the lack of precedent.” 5

Sunrun’s use of arbitration keeps important information from investors
A company’s use of arbitration restricts investors’ ability to understand true workplace conditions in a number of ways. Arbitral decisions, unlike many of those issued by judges, are not published. Judicial opinions recount the factual basis of disputes and the legal analyses upon which the rulings are based. Pleadings filed by the litigants are publicly available and contain factual allegations that investors may independently analyze. In contrast, most arbitral decisions are known only to the parties. Although some states require arbitration providers to disclose limited information about the disputes they resolve, these often only include the parties involved, the type of dispute, final disposition, and the arbitrator’s name.

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1 https://www.bcg.com/en-us/publications/2018/how-diverse-leadership-teams-boost-innovation.aspx

2 https://www.mckinsey.com/business-functions/organization/our-insights/delivering-through-diversity

3 https://www.wsj.com/articles/the-business-case-for-more-diversity-11572091200

4 http://myfloridalegal.com/webfiles.nsf/WF/HFIS-AVWMYN/$file/NAAG+letter+to+Congress+Sexual+Harassment+Mandatory+Arbitration.pdf

5 https://journals.sagepub.com/doi/full/10.1177/0019793917747520

Even when arbitration clauses in employment contracts do not explicitly contain confidentiality requirements, private arbitration allows a company significantly greater control over the information that might be publicly shared and reduces the employee’s access to discovery. As individual employees move through the arbitration process, they are less likely to learn of others with similar experiences and concerns, reducing the likelihood of broader organizational change and improvement.

Concerns exist with Sunrun’s workplace culture
Unfortunately, there have been allegations that harassment and discrimination exist unchecked at Sunrun. Glassdoor reviews include the following statements: “Rampant sexual harassment, not only for women, for the males too.”; “The company tolerates sexual harassment. They won't do anything if the complaint comes from inside.”; “Women working in the field are expected to take verbal abuse from male co-workers, and if they complain are told to be more ‘respectful’. I expected so much better from a company with a female CEO, but it's just the same old boys' club in construction.”; “Horrible work life balance, expect all kinds of discrimination & to be used up and spit out.”

Many companies no longer require employees to arbitrate discrimination claims. This includes Google, whose use of arbitration was identified as a key aspect of a “culture of concealment” in its $310 million sexual harassment misconduct settlement.6

Sunrun’s use of arbitration exposes investors to an unknown amount of risk
A 2018 study from New York University School of Law study, looking at the number of claims brought in to the courts relative to the number brought to arbitration, estimates that employment dispute claims should have been between 515,000 and 722,000 in 2016. Only 5,126 arbitration claims were found, implying that only a relative few employees believe that bringing a case forward through arbitration is worth the expense, strain or risk. The author of the study concluded that the asymmetrical power relationship between employee and employer, arbitrator bias towards employers, and limited odds of success “have made arbitration so inhospitable to claimants that they routinely give up their claims.”7

Given these concerns, Sunrun’s ongoing use of arbitration creates a risk of a sudden surge of claims against the company, should the law change or a workaround be found. When hidden discrimination or harassment problems surface, multiple employees may step forward at once, creating a sudden and significant brand liability. Allegations of harassment or discrimination, once released, may significantly disrupt business operations and undermine long-term business strategies, as occurred at 21st Century Fox, CBS, Intel, Nike, Texas Instruments, Walt Disney, Wynn Resorts and many others.

The laws that protect arbitration are actively under review at the state and federal level. At the federal level, it is possible that the Forced Arbitration Injustice Repeal (FAIR) Act will gain enough support to pass in the Senate. The Act was reintroduced in early 2021 and was passed by the U.S. House in September 2019, by a bipartisan vote of 225 to 186. The FAIR Act would prohibit companies from using pre-dispute arbitration agreements in all employment, civil rights, consumer and antitrust cases. Additionally, a number of states, including Maine, New York, and Washington, have been considering whistleblower protections that might allow employees to circumvent the confidentiality requirements often imposed by the arbitration process.

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6 https://www.law.com/therecorder/2020/09/25/google-ends-mandatory-arbitration-in-310m-sexual-harassment-settlement/

7 https://papers.ssrn.com/sol3/papers.cfm?abstract_id=3111826

Notes on the Board’s statement of opposition

The Board states:
Arbitration offers an alternative form of adjudication by an experienced jurist selected with both parties’ equal participation, which is often faster and less costly than a court proceeding, especially in jurisdictions where courts are overburdened.

Proponent’s response:
This claim, that arbitration is faster and less costly than a court proceeding is provided without citation. The research on this point appears to be conflicting. For example, in 2019, the U.S. Chamber Institute for Legal Reform found that employees are more likely to win under arbitration and that the awards provided are higher than they would be in the court. The study also found that the median number of days to monetary award is almost identical between litigation (532 days) and arbitration (523 days). The difference in the means is only 16%.8

Enterprising lawyers have also taken to filing arbitration suits en masse, encouraging claimant participation as they would with class action lawsuits. If this occurs, as it did when DoorDash found itself in receipt of 6,000 arbitration claims, a company may face significant costs.9

As expense is considered, it is also worth noting that the costs to a company of poor diversity, equity and inclusion practices may be significant. In contrast, companies with effective human capital management programs should not need arbitration as a protection against expensive lawsuits.

There are also concerns with the options that employees have in choosing their arbitrator. Members of the American Arbitration Association (AAA) are overwhelmingly older, white and male. Only 23% of members are considered diverse by either gender or race.10 Competing associations of arbitrators JAMS is 80% male and the National Academy of Arbitrators is 85% male.11 This bias creates a situation where it is likely that someone bringing forward a claim of sexually harassment or race discrimination will be presenting to an arbitrator who does not look like them, or is able to identify with their experiences.

The Board states:
Moreover, employees can benefit from arbitration as future prospective employers do not have direct public access or records of their arbitration filings against former employers, which some employees maintain will affect their ability to secure future employment.

Proponent’s response:
Given Sunrun’s concern with their employees’ future employment options, the Board is encouraged to review making arbitration voluntary, rather than mandatory.

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8 https://instituteforlegalreform.com/research/fairer-faster-better-an-empirical-assessment-of-employment-arbitration/

9 https://www.nytimes.com/2020/04/06/business/arbitration-overload.html

10 https://www.adr.org/sites/default/files/document_repository/Increasing%20Diversity%20Among%20Arbitrators_0.pdf

11 https://www.cpradr.org/news-publications/articles/2015-03-03--old-white-and-male-increasing-gender-diversity-in-arbitration-panels#

The Board states:
Arbitration provisions do not impede employees’ freedom to first file public lawsuits in court, and arbitration only continues thereafter in a confidential arbitration forum if the court compels the underlying claims to arbitration.

Proponent’s response:
It is likely the court would compel the underlying claim to arbitration given that the employee had been required to sign an arbitration agreement. It would serve the employee limited purpose to file a public lawsuit.

The Board states:
Finally, our arbitration provision does not limit the ability of employees to discuss shared concerns amongst themselves or with management, including with regard to harassment or discrimination in the workplace (the latter of which communications are protected by law) and employees are explicitly encouraged to discuss shared concerns amongst themselves and with management pursuant to Sunrun’s Open Door Policy.

Proponent’s response:
With arbitration, employees do not have access to previous arbitrator decisions, as they do with court cases. They do not know if a problem is pervasive or if they are the only one to experience challenges.

The Board states:
Additionally, we are not aware of any study that has found any correlation between the use of arbitration agreements and the prevalence of harassment or discrimination complaints or lawsuits in the workplace.

Proponent’s response:
It is the very nature of arbitration, its secrecy and its lack of public content, that make a report correlating discrimination complaints and arbitration so challenging. The limitations of the public data set available to investors drive the requests of this resolution.

Questions about Proposal Four

If you have questions about proposal four or would like further information, please contact Meredith Benton at benton@whistlestop.capital.

The data in this document reflect the best understanding of the document’s authors as of April, 2021. This document does not offer investment or legal advice and should be construed to do so. This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card as it will not be accepted.